OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-51960
CUSIP NUMBER 694 100 108

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Pacific Coast National Bancorp
Full Name of Registrant

N/A
Former Name if Applicable

905 Calle Amanecer
Address of Principal Executive Office (Street and Number)

San Clemente, California 92673
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Pacific Coast National Bancorp (the “Company”) has determined that it will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K”) by March 31, 2009 without unreasonable effort and expense because the Company needs additional time to complete the preparation of, and the Company’s independent registered public accountants need to complete the audit of, the Company’s financial statements for the year ended December 31, 2008.  The Company expects to file its Form 10-K within the “grace” period provided by Securities Exchange Act Rule 12b-25, i.e., on or before the extended deadline of April 15, 2009.  The Company requires additional time to file due to recent information that became available to the Company subsequent to the fourth quarter of 2008, as a result of which the Company expects to record a substantially larger provision for loan losses in the fourth quarter of 2008 than expected.  The Company requires additional time to complete its analysis of the allowance for loan losses in order to determine the amount of the required provisions and to finalize its financial statements.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Terry Stalk	(949)	361-4300
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that it will incur a net loss for the year ended December 31, 2008 of at least $4.5 million compared to a net loss of $4.0 million for the year ended December 31, 2007.  The Company is unable to make a reliable quantitative estimate of such loss until the audit of its consolidated financial statements for the year ended December 31, 2008 has been completed.  The Company anticipates that the results of operations and financial condition that will be reflected in its 2008 Form 10-K will reflect an increased provision for loan losses and an increase in nonperforming assets for the year ended December 31, 2008, due to the recognition of subsequent events related to the deterioration in loan quality as of December 31, 2008. As discussed in Part III above, due to recent information which only recently became available to the Company, the Company has not been able to complete its analysis of the allowance for loan losses.  As a result, a reliable estimate of the required provision cannot be made at this time.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 includes certain statements which may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Federal securities laws.  These statements are in some cases, but not all, made through the phrases “expects,” “estimates,” “anticipates” and similar phrases.  Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions it can give no assurance that its expectations will be realized.  Forward-looking information is subject to certain risks, trends and uncertainties described from time to time in the Company’s filings with the Securities and Exchange Commission that could cause actual results to differ materially from those projected.  For forward-looking statements herein, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and other protections under the Federal securities laws.  The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.

Pacific Coast National Bancorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2009	/s/ Terry Stalk
Name: Terry Stalk Title: Chief Financial officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).